KUALA LUMPUR KEPONG BERHAD

(15043-V)

www.klk.com.my

[redacted]

RECEIVED

2009 MAR 25 A 6:29

09045649

Our Ref : KLK/SE

12 March 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

SUPPL

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

DATE	**TITLE**
	GENERAL ANNOUNCEMENT
15 January 2009	KUALA LUMPUR KEPONG BERHAD ("KLK" or "the Company") Proposed Disposal Of Land By Ladang Perbadanan-Fima Berhad, A Wholly-Owned Subsidiary Of KLK To S.B.S.K. Plantations Sdn. Bhd., For A Total Cash Consideration Of RM42,000,000.00 ("Proposed Disposal")
10 February 2009	KUALA LUMPUR KEPONG BERHAD ("KLK" or "THE COMPANY") 1. Proposed Acquisition Of The Entire Equity Interest Of Zoop Sdn. Bhd. ("Zoop") By Kl-Kepong Oleomas Sdn. Bhd. ("Oleomas") 2. Acquisitions Of Land And Biodiesel Plant By Zoop
10 February 2009	Schedule For Release Of 1st Quarter Results
11 February 2009	Listed Companies' Crop January 2009
12 February 2009	New Subsidiary : Taiko Plantations (Singapore) Private Limited
18 February 2009	Thirty-Sixth Annual General Meeting ("AGM") Held On 18 February 2009
10 March 2009	Listed Companies' Crop February 2009
	FINANCIAL RESULTS
18 February 2009	1st Quarterly Report
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
12 January 2009	
12 January 2009	
13 January 2009	
15 January 2009	
19 January 2009	
22 January 2009	Employees Provident Fund Board
23 January 2009	
29 January 2009	
29 January 2009	
30 January 2009	
04 February 2009	

3/26

06 February 2009	
10 February 2009	
12 February 2009	
14 February 2009	
19 February 2009	
23 February 2009	Employees Provident Fund Board
25 February 2009	
27 February 2009	
03 March 2009	
05 March 2009	
06 March 2009	

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

LSL\SECRETARIAL\MISC\ADR-SEC\2009\Feburary 2009

SEC, VS

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **15/01/2009 04:54:57 PM**
Submitted by **KUALA LUMPUR KEPONG** on **15/01/2009 05:50:30 PM**
Reference No **KLK-090115-0FA09**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type * **Announcement**

Subject *: KUALA LUMPUR KEPONG BERHAD ("KLK" or "the Company")

PROPOSED DISPOSAL OF LAND BY LADANG PERBADANAN-FIMA BERHAD, A WHOLLY-OWNED SUBSIDIARY OF KLK TO S.B.S.K. PLANTATIONS SDN. BHD., FOR A TOTAL CASH CONSIDERATION OF RM42,000,000.00 ("PROPOSED DISPOSAL")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Please see below for announcement details

Announcement Details :-
(This field is for the details of the announcement, if applicable)

INTRODUCTION

The Board of Directors of KLK wishes to announce that Ladang Perbadanan-Fima Berhad ("LPF" or "the Vendor"), a wholly-owned subsidiary of KLK, has, on 15 January 2009, entered into three (3) Sale and Purchase Agreements ("SPA") with S.B.S.K. Plantations Sdn. Bhd. ("SBSK" or "the Purchaser") for the proposed disposal of 7 parcels of adjoining freehold land ("collectively referred to as "the Properties") totaling approximately 2,000 acres/809.4 hectares, namely:

(i) part of land held under Geran 122977, Lot 243 in Mukim Jaya Baru, Daerah Perak Tengah, Perak, measuring approximately 576.9 acres ("Parcel A");

(ii) part of land held under Geran 122977, Lot 243 in Mukim Jaya Baru, Daerah Perak Tengah, Perak, measuring approximately 34.8 acres ("Parcel B");

(iii) the whole of land held under Geran No. 122972, Lot 238, Daerah Perak Tengah, Mukim Jaya Baru, Perak, measuring approximately 210 acres ("Parcel C");

(iv) the whole of land held under Geran No. 122973, Lot 239, Daerah Perak Tengah, Mukim Jaya Baru, Perak, measuring approximately 64.5 acres ("Parcel D");

(v) the whole of land held under Geran No. 122974, Lot 240, Daerah Perak Tengah, Mukim Jaya Baru, Perak, measuring approximately 266.1 acres ("Parcel E");

(vi) the whole of land held under Geran No. 122978, Lot 248, Daerah Perak Tengah, Mukim Jaya Baru, Perak, measuring approximately 244.75 acres ("Parcel F"); and

(vii) the whole of land held under Geran No. 21577, Lot 3916, Daerah Manjung, Mukim Lekir, Perak, measuring approximately 603 acres ("Parcel G").

The Properties will be disposed of at a price of RM21,000.00 per acre or a total cash consideration of RM42,000,000.00.

1. DETAILS OF THE PROPOSED DISPOSAL

1.1 **Information on the Properties**

Parcel A – SPA 1

Parcel A, forms part of LPF's Ladang Lekir and is situated at the southern portion of Geran 122977, Lot 243 ("Lot 243") in Mukim Jaya Baru, Daerah Perak Tengah, Perak. There is no separate individual title issued in respect of Parcel A.

Parcel B – SPA 2

Parcel B, forms part of LPF's Ladang Lekir and adjoins Parcel A. Parcel B is currently leased to a company known as Perak Meat Industries Sdn. Bhd. ("PMI") and will be sold by LPF subject to the said lease ("the Lease"). Parcel B is also situated on part of Lot 243 and there is no separate individual title issued in respect of Parcel B.

Parcels C, D, E, F and G – SPA 3

Parcels C, D, E, F and G, are located on the southern part of Ladang Lekir. Separate individual titles have been issued in respect of the said Parcels C,D,E,F and G.

The Properties are planted with 8-year old oil palms. The nearest town to Ladang Lekir is Sitiawan, Perak, which is approximately a half hour's drive away.

1.2 **Salient Features of the SPAs**

1.2.1 The Properties will be disposed on an "as is where is" basis, free from all encumbrances, with vacant possession (except for Parcel B which is subject to the Lease) and subject to all conditions expressed or implied in the documents of title. The Selling Price for the Properties shall be as follows:

Properties	Land area (acres)	Selling Price
Parcel A	576.9	RM12,114,900.00
Parcel B	34.8	RM730,800.00
Parcels C, D, E, F and G	1,388.3	RM29,154,300.00
	2,000	**RM42,000,000.00**

1.2.2 The Selling Price for Parcel A shall be paid by SBSK in the following manner:-

(a) a sum of RM1,211,490.00 only as a deposit shall be paid upon execution of SPA 1;

(b) the balance sum of RM10,903,410.00 only shall be paid within two (2) months from the date the last of the Conditions Precedent of SPA 1 is fulfilled.

1.2.3 The Selling Price for Parcel B shall be paid by SBSK in the following manner:-

(a) a sum of RM73,080.00 only as a deposit shall be paid upon execution of SPA 2;

(b) the balance sum of RM657,720.00 only shall be paid within two (2) months from the date the last of the Conditions Precedent of SPA 2 is fulfilled.

1.2.4 The Selling Price for Parcels C,D,E,F and G shall be paid by SBSK in the following manner:-

(a) a sum of RM2,915,430.00 only as a deposit shall be paid upon execution of SPA 3;

(b) the balance sum of RM26,238,870.00 only shall be paid within three (3) months from the date the last of the Conditions Precedent of SPA 3 is fulfilled.

1.2.5 The sale of the Properties is subject to the following conditions precedent being fulfilled/obtained within nine (9) months from the date of the respective SPAs or such other extended period as mutually agreed between the Parties:

SPA 1 – Parcel A

i. the notification to the Foreign Investment Committee ("FIC");

ii. a survey by an independent licensed land surveyor, of the actual acreage, position, measurements and boundaries of Parcel A;

iii. the approval of the Land Registry for the subdivision of Lot 243;

iv. the approval of the Estate Land Board ("ELB");

v. the consent of the Menteri Besar of Perak.

SPA 2- Parcel B

i. the consent of PMI and/or their receivers to an assignment by LPF of the Lease to the Purchaser;

ii. a survey by an independent licensed land surveyor, of the actual acreage, position, measurements and boundaries of Parcel B;

iii. the approval of the Land Registry for the subdivision of Lot 243;

iv. the approval of the ELB;

v. the consent of the Menteri Besar of Perak.

SPA 3- Parcels C, D, E, F and G

i. approval of the FIC;

ii. the approval of the ELB;

iii. the consent of the Menteri Besar of Perak.

1.2.6 Barring unforeseen circumstances, the Proposed Disposal is expected to be completed in the fourth quarter of calendar year 2009 upon the Vendor's receipt of the Selling Price.

1.2.7 Vacant possession of the Properties (except for Parcel B which is subject to the Lease) will be delivered within seven (7) days of Vendor's receipt of the Selling Price.

1.3 Basis of Determining the Selling Price

The Selling Price for the Properties was arrived at on a "willing seller and willing buyer basis" after taking into consideration the market value of the Properties.

The Selling Price of RM21,000 per acre is in line with and close to the implied average value of RM53,592 per hectare or RM21,688 per acre for all the estate land in LPF, which KLK paid to complete the acquisition of LPF Shares last year.

The net book value of the Properties, inclusive of biological assets situated thereon based on the last audited accounts of LPF as at 30 September 2008 is approximately RM15 million. The net book value is stated at the Directors' valuation based on professional valuation made by a chartered surveyor on an open market basis conducted in July 1993, with subsequent additions at cost.

1.4 Liabilities to be Assumed

The Purchaser will not be assuming any liabilities arising from the Proposed Disposal.

2. RATIONALE FOR THE PROPOSED DISPOSAL

In considering the Purchaser's offer to acquire the Properties from LPF, the following factors were taken into consideration:

i. the Properties are of an awkward shape i.e. a long, narrow V-shaped strip, lying at the southernmost tip of Ladang Lekir. Localized sections within the Properties are prone to floods, the mitigation of which will involve significant expenditure. Ladang Lekir comprises approximately 10,200 acres of oil palm land and without the Properties, would constitute a more even-sized block of land which is easier for operational, management and security purposes;

ii. the sale proceeds from the Proposed Disposal will allow KLK Group to recover some of its acquisition cost for LPF and utilize the sale proceeds for the Company's future expansion;

iii. the Purchaser is a company which is majority owned by Dato' Shamsul Bahari Salleh Khir ("DS"), a founder director and LPF Chairman for 22 years, who was
responsible for the development and progress of LPF prior to his retirement last year.

3. FINANCIAL EFFECTS OF THE PROPOSED DISPOSAL

3.1 The Proposed Disposal would result in a profit of approximately RM27 million in LPF. However, there will be no material impact on the KLK Group profit as the Selling Price which is equivalent to RM21,000 per acre, is close to the fair value of the estate land in LPF.

3.2 The Proposed Disposal is not expected to have any material effect on the Earnings, Net Assets and Gearing of the KLK Group for the year ending 30 September 2009.

3.3 The Proposed Disposal is not expected to have any effect on the share capital of KLK and the shareholdings of the substantial shareholders of KLK.

4. DIRECTORS' AND MAJOR SHAREHOLDER'S INTEREST

4.1 Directors

The Proposed Disposal is a related party transaction by virtue of the Purchaser being majority owned by DS, who until 30 September 2008, was a director of LPF, and LPF being a wholly-owned subsidiary of KLK. Accordingly, DS is regarded as interested in the Proposed Disposal and did not participate in any LPF Board deliberation on the Proposed Disposal.

Saved as disclosed, no LPF or KLK Director, or major shareholders of LPF and KLK or persons connected to them, have any interest, direct or indirect, in the Proposed Disposal.

5. SHAREHOLDERS' APPROVAL

The Proposed Disposal is not subject to shareholders' approval.

6. DIRECTORS' RECOMMENDATION

The Directors, having considered all aspects of the Proposed Disposal are of the opinion that the Proposed Disposal is fair, reasonable and in the best interest of the Company.

7. DEPARTURE FROM THE GUIDELINES ON THE OFFERING OF EQUITY AND EQUITY-LINKED SECURITIES ISSUED BY THE SECURITIES COMMISSION ("SC GUIDELINES")

The Proposed Disposal is not subject to the SC Guidelines.

8. DOCUMENTS FOR INSPECTION

Copies of the SPAs may be inspected at the registered office of the Company at Wisma Taiko, No. 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, during normal working hours on Mondays to Fridays for a period of 3 months from the date of this announcement.

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

BURSA MALAYSIA

SEC,US

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **06/02/2009 09:37:09 AM**
Submitted by **KUALA LUMPUR KEPONG** on **10/02/2009 12:53:32 PM**
Reference No **KLK-090206-8E530**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

RECEIVED 2009 MAR 25 A 6:29

Type * **Announcement**

Subject *:
KUALA LUMPUR KEPONG BERHAD ("KLK" or "THE COMPANY")
1. PROPOSED ACQUISITION OF THE ENTIRE EQUITY INTEREST OF ZOOP SDN. BHD. ("ZOOP") BY KL-KEPONG OLEOMAS SDN. BHD. ("OLEOMAS")
2. ACQUISITIONS OF LAND AND BIODIESEL PLANT BY ZOOP

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Please refer to the attachment for announcement details.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Announcement (Zoop Sdn Bhd).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

KUALA LUMPUR KEPONG BERHAD ("KLK" or "THE COMPANY")
1. PROPOSED ACQUISITION OF THE ENTIRE EQUITY INTEREST OF ZOOP SDN. BHD. ("ZOOP") BY KL-KEPONG OLEOMAS SDN. BHD. ("OLEOMAS")
2. ACQUISITIONS OF LAND AND BIODIESEL PLANT BY ZOOP.

1. Introduction

Pursuant to the requirements of paragraphs 9.19(23), and 10.07(a) of the Bursa Malaysia Securities Berhad Listing Requirements, the Board of Directors of KLK wishes to announce that its subsidiary, KL-Kepong Oleomas Sdn Bhd ("Oleomas") had on 6 February 2009 entered into a conditional sale and purchase agreement with Chhoa Kwang Hua, Dera Otsubo (Chhoa), Chhoa Kuang Yaw and Ailida Binti Baharum ("the Vendors") to acquire the entire issued capital of Zoop free from all encumbrances for a total cash consideration of RM1,155,510.00 (hereinafter referred to as "the Proposed Acquisition").

The issued capital of Zoop comprises 2,500,000 ordinary shares of RM1 each and are registered in the name of the Vendors in the following proportions:

Name	No. of Shares	Percentage
CHHOA KWANG HUA	750,000	30%
DERA OTSUBO (CHHOA)	250,000	10%
CHHOA KUANG YAW	750,000	30%
AILIDA BINTI BAHARUM	750,000	30%
Total	2,500,000	100%
	=======	=====

2. Information on Zoop

Zoop was incorporated in Malaysia on 24 September 2003 and holds a manufacturing licence for the manufacture of biodiesel. The principal nature of its business is biofuels production and supply services and general trading in methyl esters.

Zoop's premises are in Shah Alam, Selangor, on which a 100,000 metric tonnes per annum biodiesel or methyl ester (ME) plant is located ("the Plant"). The Plant had commissioned trial runs in 2007 but has yet to commence commercial operations due to uncompetitive feedstock price.

3. Details of the Proposed Acquisition

3.1 Salient Terms of the Agreement

The purchase price for the Proposed Acquisition shall be RM1,155,510.00 which shall be adjusted on Completion based on the level of net tangible assets in Zoop.

3.2 Sources of Funding

The Proposed Acquisition will be funded internally by existing cash reserves.

3.3 Basis of Arriving at Purchase Consideration

The purchase consideration for the Proposed Acquisition was arrived at on a willing-buyer, willing-seller basis.

3.4 Conditions Precedent

The completion of the Proposed Acquisition is conditional on the fulfillment of various conditions, including:

(a) the completion of the sale and purchase agreement to be entered into between Opcom Holdings Berhad as vendor and Zoop as purchaser in relation to the sale and purchase of all that undivided portion of a piece of 99-year leasehold land held under H.S. (D) 238315, No. P.T. 787, Bandar Shah Alam, Daerah Petaling, Negeri Selangor with an area measuring approximately 137,476 square feet on which the Plant is situated ("the said Land") for a cash purchase consideration of **RM3,574,376.00,** upon and subject to the terms and conditions therein appearing; and

(b) the issuance of the Certificate of Final Acceptance (as defined in the Plant Sales Agreement to be entered into between Sierra Partners Sdn. Bhd. as vendor and Zoop as purchaser, for the sale and purchase of the Plant for a cash purchase consideration of **RM31,144,490.00)** in relation to the commissioning of the Plant.

The Proposed Acquisition does not fall within the class of transactions which requires shareholders' approval at a General Meeting under Bursa Malaysia Listing Requirements.

4. Rationale for the Proposed Acquisition

Oleomas has a fatty alcohol facility at Westport, Klang and is currently expanding its operations downstream with the on-going construction of a methyl ester fractionation plant and a methyl ester sulphonate (MES) plant. The Proposed Acquisition of Zoop as well as the said Land and Plant, fits well with KLK's

olechemicals expansion plans as it will provide KLK with part of its crude methyl ester feedstock requirement for the MES and the fractionation plant. This will in turn provide the needed feedstock requirements for the expanded alcohol plant as well as the MES plant, in addition to procuring low temperature biodiesel to meet the differentiated demand for the fuel market.

The Proposed Acquisition will also widen our product portfolios as part of a one-stop solution strategy and provide our customers a comprehensive product selection as well as potential reduction in their transaction costs.

5. Effects of the Proposed Acquisition

5.1 Issued and Paid-Up Share Capital

The Proposed Acquisition will result in Zoop becoming a subsidiary of KLK but will not have any effect on the issued and paid-up share capital of KLK as the Proposed Acquisition is to be settled in cash.

5.2 Net Assets per Share

The Proposed Acquisition will not have any effect on the KLK Group's net assets per share.

5.3 Earnings per Share

The Proposed Acquisition is not expected to have any material effect on the earnings of the KLK Group for the financial year ending 30 September 2009.

5.4 Substantial Shareholders' Shareholding

The Proposed Acquisition will not have any effect on the shareholdings of the Company's substantial shareholders.

5.5 Gearing

The Proposed Acquisition will have no effect on the gearing of KLK Group.

6. Directors' and Major Shareholders' Interests

None of the Directors and/or Major Shareholders of the Company and any persons connected with them have any interest, direct or indirect, in the Proposed Acquisition.

7. Directors' Opinion

After considering all aspects of the Proposed Acquisition, the Board of Directors of KLK is of the opinion that the Proposed Acquisition is in the best interest of the Company.

8. Estimated Timeframe for Completion

The Proposed Acquisition is expected to complete in the third quarter of 2009.

9. Departure from the Policies and Guidelines on Issue/Offer of Securities of the Securities Commission ("SC Guidelines")

The Proposed Acquisition is not subject to the SC Guidelines.

BURSA MALAYSIA

SEC, US

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **10/02/2009 08:21:32 AM**
Submitted by **KUALA LUMPUR KEPONG** on **10/02/2009 12:44:57 PM**
Reference No **KLK-090210-1F8F7**
Form Version V3.0

Submitted

2009 MAR 25 A 6:29
RECEIVED

Company Information

Main Board/ Second Board Company

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	SCHEDULE FOR RELEASE OF 1ST QUARTER RESULTS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We wish to advise that the 1st Quarter Results (October-December 2008) of the KLK Group is scheduled for release on Wednesday, 18 February 2009 evening.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SEC(MS

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **10/02/2009 03:32:11 PM**
Submitted by **KUALA LUMPUR KEPONG** on **11/02/2009 12:42:56 PM**
Reference No **KLK-090210-96616**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)

Submitting Secretarial Firm (if applicable)

*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	stanley.lim@klk.com.my

Type * **Announcement**

Subject *: Listed Companies' Crop January 2009

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We submit below the crop figures for the month of January 2009 :-

Announcement Details :-
(This field is for the details of the announcement, if applicable)

	2008		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	246,667	252,346	230,457
Crude Palm Oil (mt)	50,705	53,259	48,752
Palm Kernel (mt)	11,718	12,213	11,244
Rubber (kg)	1,793,676	2,028,626	2,106,592

	2009								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	**229,638**								
Crude Palm Oil (mt)	**48,704**								

Palm Kernel (mt)	11,297									
Rubber (kg)	1,929,667									

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

BURSA MALAYSIA

SEC, 43

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **02/02/2009 02:42:44 PM**
Submitted by **KUALA LUMPUR KEPONG** on **12/02/2009 05:03:53 PM**
Reference No **KLK-090202-4DF21**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	NEW SUBSIDIARY : TAIKO PLANTATIONS (SINGAPORE) PRIVATE LIMITED

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We wish to announce that Taiko Plantations Sdn Bhd, a wholly-owned subsidiary of Kuala Lumpur Kepong Berhad has incorporated a new wholly-owned company in Singapore, "Taiko Plantations (Singapore) Private Limited", which has an issued and paid-up capital of SGD1 and is currently non-operational.

The intended principal activity of Taiko Plantations (Singapore) Private Limited is management of plantations.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SEC, US

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **18/02/2009 01:54:58 PM**
Submitted by **KUALA LUMPUR KEPONG** on **18/02/2009 02:43:03 PM**
Reference No **KLK-090218-07F8F**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	THIRTY-SIXTH ANNUAL GENERAL MEETING ("AGM") HELD ON 18 FEBRUARY 2009

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
KLK wishes to advise that all the ordinary resolutions as set out in the Notice of Meeting dated 30 December 2008 were duly passed by the shareholders at the thirty-sixth AGM of KLK held earlier today.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SEC, US

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **10/03/2009 09:43:55 AM**
Submitted by **KUALA LUMPUR KEPONG** on **10/03/2009 12:36:56 PM**
Reference No **KLK-090310-983DE**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	Listed Companies' Crop February 2009

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We submit below the crop figures for the month of February 2009 :-

Announcement Details :-
(This field is for the details of the announcement, if applicable)

	2008		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	246,667	252,346	230,457
Crude Palm Oil (mt)	50,705	53,259	48,752
Palm Kernel (mt)	11,718	12,213	11,244
Rubber (kg)	1,793,676	2,028,626	2,106,592

	2009								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	229,638	**190,858**							
Crude Palm Oil (mt)	48,704	**40,809**							

Palm Kernel (mt)	11,297	9,738									
Rubber (kg)	1,929,667	1,659,898									

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

sec, us

BURSA MALAYSIA

Financial Results

Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **11/02/2009 12:08:54 PM**
Submitted by **KUALA LUMPUR KEPONG** on **18/02/2009 05:37:50 PM**
Reference No **KLK-090211-6C9E2**
Form Version V3.0

Submitted

Company Information

Main Board/Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	stanley.lim@klk.com.my

Part A1 : Quarterly Report

*** Financial Year End**	**30/09/2009**
*** Quarter**	**1 Qtr**
*** Quarterly report for the financial period ended**	**31/12/2008**
*** The figures**	**have not been audited**

Please attach the full Quarterly Report here

1st qtrly rpt 2009.pdf

Remarks

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/12/2008**

INDIVIDUAL QUARTER **CUMULATIVE QUARTER**

	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31/12/2008	31/12/2007	31/12/2008	31/12/2007
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1. Revenue	1,882,882	1,779,511	1,882,882	1,779,511
2. Profit/(loss) before tax	147,094	372,616	147,094	372,616
3. Profit/(loss) for the period	69,495	303,368	69,495	303,368
4. Profit/(loss) attributable to ordinary equity holders of the parent	65,845	291,136	65,845	291,136
5. Basic earnings/(loss) per share (sen)	6.18	27.34	6.18	27.34
6. Proposed/Declared dividend per share (sen)	0.00	0.00	0.00	0.00

	AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7. Net assets per share attributable to ordinary equity holders of the parent (RM)	5.1500	5.2000

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
	31/12/2008	31/12/2007	31/12/2008	31/12/2007
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1. Gross interest income	5,652	4,441	5,652	4,441
2. Gross interest expense	18,810	15,559	18,810	15,559

Remarks :

Note: The above information is for the Exchange internal use only.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Income Statement
For the first quarter ended 31 December 2008

(The figures have not been audited.)

		Individual Quarter		Cumulative Quarter	
		3 months ended 31 December		3 months ended 31 December	
		2008	2007	2008	2007
		RM'000	RM'000	RM'000	RM'000
Revenue		1,882,882	1,779,511	1,882,882	1,779,511
Operating expenses		(1,781,585)	(1,447,038)	(1,781,585)	(1,447,038)
Other operating income		54,359	48,596	54,359	48,596
Finance costs		(18,810)	(15,559)	(18,810)	(15,559)
Share of results of associates		10,248	7,106	10,248	7,106
Profit before taxation		147,094	372,616	147,094	372,616
Tax expense		(77,599)	(69,248)	(77,599)	(69,248)
Net profit for the period		69,495	303,368	69,495	303,368
Attributable to :-					
Equity holders of the Company		65,845	291,136	65,845	291,136
Minority interests		3,650	12,232	3,650	12,232
		69,495	303,368	69,495	303,368
		Sen	Sen	Sen	Sen
Earnings per share	- Basic	6.18	27.34	6.18	27.34
	- Diluted	N/A	N/A	N/A	N/A

N/A - Not applicable

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2008.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Balance Sheet
As at 31 December 2008
(The figures have not been audited.)

	31 December 2008 RM'000	30 September 2008 RM'000
Assets		
Property, plant and equipment	2,364,395	2,372,018
Investment properties	5,124	5,137
Prepaid lease payments	344,194	347,725
Biological assets	1,386,429	1,426,545
Land held for property development	194,068	195,378
Goodwill on consolidation	261,495	255,940
Intangible assets	35,209	37,656
Investments in associates	258,039	258,495
Other investments	137,448	288,770
Deferred tax assets	7,524	6,888
Total non-current assets	4,993,925	5,194,552
Inventories	968,132	1,219,972
Biological assets	1,169	3,647
Trade and other receivables	879,793	902,461
Tax recoverable	11,083	7,462
Property development costs	15,276	22,445
Cash and cash equivalents	1,391,429	1,159,705
Total current assets	3,266,882	3,315,692
Total assets	**8,260,807**	**8,510,244**
Equity		
Share capital	1,067,505	1,067,505
Reserves	4,429,712	4,483,036
	5,497,217	5,550,541
Less: Cost of treasury shares	(13,447)	(13,447)
Total equity attributable to equity holders of the Company	5,483,770	5,537,094
Minority interests	203,243	202,913
Total equity	**5,687,013**	**5,740,007**
Liabilities		
Deferred tax liabilities	221,073	220,278
Provision for retirement benefits	26,129	27,136
Borrowings	916,956	920,844
Total non-current liabilities	1,164,158	1,168,258
Trade and other payables	547,908	657,279
Borrowings	756,997	858,991
Tax payable	104,731	85,709
Total current liabilities	1,409,636	1,601,979
Total liabilities	**2,573,794**	**2,770,237**
Total equity and liabilities	**8,260,807**	**8,510,244**
Net assets per share attributable to equity holders of the Company (RM)	5.15	5.20

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 30 September 2008.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Statement of Changes in Equity
For the first quarter ended 31 December 2008

(The figures have not been audited.)

	← Attributable to the equity holders of the Company →									
	Share capital	Capital reserve	Revaluation reserve	Capital redemption reserve	Exchange fluctuation reserve	Retained earnings	Treasury shares	Total	Minority Interests	Total Equity
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
At 1 October 2008	1,067,505	875,952	49,759	27,714	151,628	3,377,983	(13,447)	5,537,094	202,913	5,740,007
Net gain/(loss) not recognised in the income statement	-	14	-	1	(119,065)	(119)	-	(119,169)	(3,320)	(122,489)
Net profit for the period	-	-	-	-	-	65,845	-	65,845	3,650	69,495
At 31 December 2008	1,067,505	875,966	49,759	27,715	32,563	3,443,709	(13,447)	5,483,770	203,243	5,687,013
At 1 October 2007	1,067,505	876,144	49,655	29,714	141,309	2,768,173	(13,447)	4,919,053	176,159	5,095,212
Net (loss)/gain not recognised in the income statement	-	(35)	104	(1)	(68,510)	462	-	(67,980)	(4,479)	(72,459)
Net profit for the period	-	-	-	-	-	291,136	-	291,136	12,232	303,368
At 31 December 2007	1,067,505	876,109	49,759	29,713	72,799	3,059,771	(13,447)	5,142,209	183,912	5,326,121

The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Report for the year ended 30 September 2008.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Cash Flow Statement
For the first quarter ended 31 December 2008
(The figures have not been audited.)

	3 months ended 31 December	
	2008	2007
	RM'000	RM'000
Cash Flows from Operating Activities		
Profit before taxation	147,094	372,616
Adjustment for non-cash flow :-		
Non-cash items	204,606	36,924
Non-operating items	7,270	8,628
Operating profit before working capital changes	358,970	418,168
Working capital changes :-		
Net change in current assets	282,569	(159,412)
Net change in current liabilities	(104,087)	(1,839)
Cash generated from operations	537,452	256,917
Interest paid	(22,842)	(17,266)
Tax paid	(92,658)	(72,232)
Retirement benefit paid	(385)	(278)
Net cash generated from operating activities	421,567	167,141
Cash Flow from Investing Activities		
Equity investments	7,056	(34,310)
Other investments	(89,543)	(57,267)
Net cash used in investing activities	(82,487)	(91,577)
Cash Flow from Financing Activities		
Bank borrowings	(93,421)	259,951
Return of capital to minority shareholders	-	(6,721)
Net cash (used in)/generated from financing activities	(93,421)	253,230
Net increase in cash and cash equivalents	245,659	328,794
Cash and cash equivalents at 1 October	1,132,962	472,323
	1,378,621	801,117
Foreign exchange difference on opening balance	(2,757)	(6,877)
Cash and cash equivalents at 31 December	1,375,864	794,240

The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2008.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Notes to Interim Financial Report

A Explanatory Notes as required by FRS 134

A1. Accounting Policies

The interim financial report is unaudited and has been prepared in compliance with Financial Reporting Standard ("FRS") 134 *Interim Financial Reporting*, issued by the Malaysian Accounting Standards Board and paragraph 9.22 of the Listing Requirements of the Bursa Malaysia Securities Berhad.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the year ended 30 September 2008.

A2. Seasonal and Cyclical Factors

The Group's plantation operations are affected by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

A3. Unusual Items

There were no items affecting the assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

A4. Changes in Estimates

There were no significant changes in the amount of estimates reported in prior interim periods or prior financial years that have a material effect in the current interim period.

A5. Issuance or Repayment of Debts and Equity Securities

There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date.

A6. Dividends Paid

There were no dividends paid during the financial quarter ended 31 December 2008 (31 December 2007 : Nil).

A7. Segment Information

Segment information is presented in respect of the Group's business segments.
Inter-segment pricing is determined based on current market prices.

	3 months ended 31 December			
	Revenue		Profit before tax	
	2008	2007	2008	2007
	RM'000	RM'000	RM'000	RM'000
Plantation	1,004,833	800,293	289,616	252,325
Manufacturing	652,598	760,067	(5,871)	38,124
Retailing	257,630	310,200	30,534	55,367
Property development	18,410	4,960	4,330	1,686
Investment holding	15,854	9,514	11,540	6,931
Others	15,659	13,947	1,427	1,176
	1,964,984	1,898,981	331,576	355,609
Inter-segment elimination	(82,102)	(119,470)	-	-
	1,882,882	1,779,511	331,576	355,609
Corporate			(175,920)	25,460
			155,656	381,069
Finance costs			(18,810)	(15,559)
Share of results of associates			10,248	7,106
			147,094	372,616

A8. Events subsequent to Balance Sheet Date

(a) KL-Kepong Oleomas Sdn Bhd, a subsidiary of the Company, had on 6 February 2009 entered into a conditional sale and purchase agreement to acquire the entire issued capital of Zoop Sdn Bhd ("Zoop") free from all encumbrances for a total cash consideration of RM1,155,510 ("the Proposed Acquisition").

The principal businesses of Zoop are biofuel production and supply services and general trading in methyl esters.

The completion of the Proposed Acquisition is conditional on the fulfillment of conditions as stated in our related announcement to the Bursa Malaysia on 10 February 2009.

(b) On 11 February 2009, Taiko Plantations Sdn Bhd, a wholly-owned subsidiary of the Company has incorporated a new wholly-owned company in Singapore, "Taiko Plantations (Singapore) Private Limited", which has an issued and paid-up capital of SGD1 and is currently non-operational.

The intended principal activity of Taiko Plantations (Singapore) Private Limited is management of plantations.

A9. Changes in the Composition of the Group

There were no changes in the composition of the Group arising from business combinations, acquisition or disposal of subsidiaries and long term investments, restructurings and discontinued operations during the current quarter under review.

A10. Changes in Contingent Liabilities and Contingent Assets

There were no contingent liabilities or contingent assets since the last annual balance sheet date.

B Explanatory Notes as required by the BMSB Revised Listing Requirements

B1. Review of Performance

For the quarter under review, the Group's pre-tax profit fell sharply by 60.5% to RM147.1 million compared to the preceding year's same quarter. Whilst plantations sector's profit improved 14.1% to RM294.1 million compared to the same quarter last year, the Group's results for the current quarter was impacted mainly by the following :-

(a) write-down of RM160.3 million in book values of quoted investments out of which a substantial sum of RM142.2 million was in relation to our investment in Yule Catto & Co plc wherein its carrying value had been reduced to RM76.2 million, equivalent to its market price of 55 pence per share as at 31 December 2008;

(b) oleochemical operations in Malaysia continued to perform well whereas the plant in China, Taiko Palm-Oleo (Zhangjiagang) Co Ltd, suffered a loss of RM33.5 million primarily due to one-off write-down of inventories and this had dragged down the overall results of the oleochemical division;

(c) Davos Life Science Pte Ltd (nutraceutical plant in Singapore) continued to incur losses amounting to RM9.4 million compared to the loss of RM6.7 million in the same quarter last year owing to poor sales;

(d) earnings from retailing declined significantly by 52.3% to RM29.1 million from RM61.0 million in the same quarter last year as a result of weak consumer demand caused by global economic recession especially in the United States and United Kingdom; and

(e) realised foreign exchange loss of RM23.5 million on the repayment of inter-company loans by the Indonesian subsidiaries from their internally generated funds.

B2. Variation of Results to Preceding Quarter

The Group's profit before taxation for the 1st quarter slipped 60.1% to RM147.1 million from that of the previous quarter. The lower profit was attributed to reduced plantations earnings owing to weaker palm product prices, deterioration in manufacturing sector results and from higher write-down of quoted investments.

B3. Current Year Prospects

Notwithstanding the prevailing lower commodity prices, plantations sector will continue to perform reasonably well although its profit is expected to fall below that of the preceding year. In view of this and together with :-

(i) the write-down in quoted investments;
(ii) the difficult market conditions faced by the manufacturing sector due to the current global economic crisis; and
(iii) expected higher loss from retailing sector,

the Directors are of the opinion that the Group's profit for the current financial year will be much lower than that of the previous year.

B4. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

B5. Tax Expense

	Individual Quarter 3 months ended 31 December		Cumulative Quarter 3 months ended 31 December	
	2008	2007	2008	2007
	RM'000	RM'000	RM'000	RM'000
Current tax expense				
Malaysian taxation	53,218	58,127	53,218	58,127
Overseas taxation	22,162	28,886	22,162	28,886
	75,380	87,013	75,380	87,013
Deferred tax				
Relating to origination and reversal of temporary differences	(525)	(7,402)	(525)	(7,402)
Relating to changes in tax rate	-	(10,579)	-	(10,579)
	(525)	(17,981)	(525)	(17,981)
	74,855	69,032	74,855	69,032
Under/(Over) provision in respect of previous years				
Malaysian taxation	780	(39)	780	(39)
Overseas taxation	1,964	255	1,964	255
	2,744	216	2,744	216
	77,599	69,248	77,599	69,248

The effective tax rate for the current quarter is higher than the statutory tax rate mainly due to non tax deductible expenses which largely consisted of impairment in value of quoted investments.

B6. Sale of Unquoted Investments and Properties

(a) There were no material disposals of unquoted investments during the financial year ended 31 December 2008 (31 December 2007 : Nil).

(b) Sale of properties

	Individual Quarter 3 months ended 31 December		Cumulative Quarter 3 months ended 31 December	
	2008	2007	2008	2007
	RM'000	RM'000	RM'000	RM'000
Surplus arising from government acquisition of land	1,162	-	1,162	-
Surplus on sale of property	-	7,665	-	7,665

B7. Quoted Securities

(a) Purchases and sales of quoted securities other than securities in existing subsidiaries for the current quarter and financial year to-date :-

	Individual Quarter		Cumulative Quarter	
	3 months ended 31 December		3 months ended 31 December	
	2008	2007	2008	2007
	RM'000	RM'000	RM'000	RM'000
Purchases of quoted securities	6,579	5,478	6,579	5,478
Sales proceeds of quoted securities	11,057	6,453	11,057	6,453
(Deficit)/Surplus on sales of quoted securities	(364)	2,064	(364)	2,064

(b) Investments in quoted securities other than securities in existing subsidiaries as at end of the reporting period were as follows :-

	31 December 2008	30 September 2008
	RM'000	RM'000
At cost		
Associate	37,838	37,838
Other investments	384,026	388,588
	421,864	426,426
At carrying value less allowance		
Associate	-	13,551
Other investments	136,482	287,773
	136,482	301,324
At market value		
Associate	11,118	13,549
Other investments	136,374	292,021
	147,492	305,570

B8. Status of Corporate Proposals Announced

The Company has proposed to issue up to USD300 million nominal value of 5-year unsecured guaranteed exchangeable bonds ("Exchangeable Bonds") via KLK Capital Resources (L) Ltd, a wholly-owned subsidiary incorporated in the Federal Territory of Labuan. The Exchangeable Bonds may be exchangeable into new ordinary shares of RM1.00 each in the Company.

Approvals have been obtained from the relevant authorities.

The Company has yet to implement the Proposed Exchangeable Bonds Issue and the Securities Commission has via its letter dated 9 October 2008, approved an extension of time until 2 April 2009.

B9. Group Borrowings

As at the end of the reporting period, the Group's borrowings were as follows :-

	31 December 2008		30 September 2008	
	RM'000	Amount in Foreign Currency '000	RM'000	Amount in Foreign Currency '000
(a) Repayable within 12 months :-				
(i) Term Loans				
- Unsecured	112,590	USD32,270	131,969	USD38,235
	20,194	GBP4,000	31,383	GBP5,000
	69,053	Rmb135,000	58,098	Rmb115,000
	201,837		221,450	
(ii) Bank Overdraft				
- Secured	26	CHF8	1,379	CHF438
	3,403	EURO692	5,718	EURO1,146
	3,429		7,097	
- Unsecured	3,735	USD1,071	9,403	USD2,723
	4,058	GBP804	6,178	GBP984
	4,343	HKD9,652	4,065	HKD9,145
	12,136		19,646	
	15,565		26,743	
(iii) Short Term Borrowings				
- Secured	54,100	EURO11,000	34,931	EURO7,000
	-		6,297	CHF2,000
	54,100		41,228	
- Unsecured	73,230	USD21,000	89,703	USD26,000
	17,903	Rmb35,000	17,682	Rmb35,000
	394,362		462,185	
	485,495		569,570	
	539,595		610,798	
Total repayable within 12 months	756,997		858,991	

	31 December 2008 RM'000	31 December 2008 Amount in Foreign Currency '000	30 September 2008 RM'000	30 September 2008 Amount in Foreign Currency '000
(b) Repayable after 12 months :-				
(i) Term Loans				
- Secured	14,753	EURO3,000	14,968	EURO3,000
	6,649	Rmb13,000	6,568	Rmb13,000
	21,402		21,536	
- Unsecured	234,426	USD67,180	239,830	USD69,500
	161,128		159,478	
	395,554		399,308	
	416,956		420,844	
(ii) Islamic Medium Term Notes				
- Unsecured	500,000		500,000	
Total repayable after 12 months	916,956		920,844	

B10. Financial Instruments with Off Balance Sheet Risk

(a) The forward exchange contracts entered into by the Group as at 11 February 2009 (being a date not earlier than 7 days from the date of this report) were as follows :-

	Currency	Contract Amount Million	Equivalent Amount RM million	Maturing within One Year RM million
Sale contracts	GBP	0.8	4.1	4.1
	EURO	14.9	70.7	70.7
	USD	196.0	692.5	692.5
	YEN	41.3	1.6	1.6

The contracts were entered into by the Group as hedges for committed sales and purchases denominated in foreign currencies. The hedging of the foreign currencies is to minimise the exposure of the Group to fluctuations in foreign exchange on receipts and payments.

The transactions in foreign currencies which are hedged by forward foreign exchange contracts are recorded in the book at the contracted rates. Any gains or losses arising from forward contracts are recognised in the Income Statement upon maturity.

There is minimal credit risk for the forward foreign exchange contracts because these contracts are entered into with licensed financial institutions.

(b) The commodity future contracts entered into by the Group as at 11 February 2009 (being a date not earlier than 7 days from the date of this report) were as follows :-

	Contracted Amount	Maturing within One Year
	RM million	RM million
Sale contracts	79.1	79.1

These commodity contracts were entered into with the objective of managing and hedging the Group's exposure to the adverse price movements in the vegetable oil commodities.

The credit risk for the commodity future contracts is minimal as these contracts were entered into with brokers of commodity exchanges. Any gains or losses arising from these contracts are deferred until the date of such transactions at which time they are included in the measurement of such transactions.

(c) KL-Kepong Industrial Holdings Sdn Bhd ("KLKIH") and Barry Callebaut Group ("BCG") had on 31 March 2008 entered into a Joint Venture Agreement which stipulates the manner in which Barry Callebaut Malaysia Sdn Bhd (formerly known as KL-Kepong Cocoa Products Sdn Bhd) ("BCM") shall be managed and the way in which KLKIH and BCG shall exercise their rights as shareholders of BCM.

Under the Joint Venture Agreement :-

(i) KLKIH may exercise a put option to require BCG to acquire the remaining 40% shares in BCM held by KLKIH including the working capital of BCM of approximately RM129.5 million; and

(ii) BCG may also exercise a call option to require KLKIH to sell the remaining 40% shares in BCM held by KLKIH based on the value of 9 times of the audited average EBITDA of the 3 financial years prior to the exercise of the Call Option plus cash minus all interest bearing debts at that point of time.

Both the put option and call option may be exercised by KLKIH and BCG respectively between the second anniversary and the fifth anniversary starting from 30 April 2008.

B11. Material Litigation

There was no pending material litigation as at the date of this report.

B12. Dividend

(a) The Directors do not recommend the payment of dividend for the first quarter ended 31 December 2008 (31 December 2007 : Nil).

(b) The total dividend for the current financial year todate is Nil (2008 : Nil).

B13. Earnings Per Share

Basic earnings per share

The earnings per share is calculated by dividing the net profit for the period attributable to equity holders of the Company by the weighted average number of shares of the Company in issue during the period.

	Individual Quarter		Cumulative Quarter	
	3 months ended 31 December		3 months ended 31 December	
	2008	2007	2008	2007
(a) Net profit for the period attributable to equity holders of the Company (RM'000)	65,845	291,136	65,845	291,136
(b) Weighted average number of shares	1,064,965,692	1,064,965,692	1,064,965,692	1,064,965,692
(c) Earnings per share (sen)	6.18	27.34	6.18	27.34

B14. Audit Report

The audit report for the financial year ended 30 September 2008 was not subject to any qualifications.

By Order of the Board
J. C. LIM
YAP MIOW KIEN
Company Secretaries

18 February 2009

SEC(uj

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **12/01/2009 11:07:34 AM**
Submitted by **KUALA LUMPUR KEPONG** on **12/01/2009 02:54:36 PM**
Reference No **KLK-090112-12C45**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*30/12/2008	*1,100,000	
Acquired	31/12/2008	1,000,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	170,012,450
Direct (%)	15.96
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	170,012,450

Date of notice *	31/12/2008
Remarks	LSL

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **12/01/2009 11:07:34 AM**
Submitted by **KUALA LUMPUR KEPONG** on **12/01/2009 02:54:38 PM**
Reference No **KLK-090112-12C2F**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*02/01/2009	*280,500	
Disposed	02/01/2009	127,000	
Disposed	02/01/2009	150,000	
Disposed	05/01/2009	1,300,000	
Disposed	05/01/2009	50,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, sales of equity and sales of equity managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	168,665,950
Direct (%)	15.84
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	168,665,950
Date of notice *	05/01/2009
Remarks	LSL

BURSA MALAYSIA

SEC, US

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **13/01/2009 12:27:52 PM**
Submitted by **KUALA LUMPUR KEPONG** on **13/01/2009 03:51:43 PM**
Reference No **KLK-090113-88642**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*06/01/2009	*6,100	
Disposed	06/01/2009	350,000	
Disposed	06/01/2009	50,000	
Acquired	07/01/2009	1,000,000	
Disposed	07/01/2009	772,600	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, sales of equity and sales of equity managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	168,499,450
Direct (%)	15.82
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	168,499,450
Date of notice *	07/01/2009
Remarks	fsc

Sec, us

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **15/01/2009 03:13:53 PM**
Submitted by **KUALA LUMPUR KEPONG** on **15/01/2009 04:27:33 PM**
Reference No **KLK-090115-7B971**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*08/01/2009	*2,000,000	
Acquired	09/01/2009	1,000,000	
Disposed	09/01/2009	38,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and sales of equity
Nature of interest *	Direct
Direct (units)	171,461,450
Direct (%)	16.1
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	171,461,450
Date of notice *	09/01/2009
Remarks	fsc

BURSA MALAYSIA

SEC, US

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **19/01/2009 10:12:56 AM**
Submitted by **KUALA LUMPUR KEPONG** on **19/01/2009 12:38:20 PM**
Reference No **KLK-090119-C2B9B**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*12/01/2009	*1,000,000	
Disposed	12/01/2009	110,300	
Acquired	13/01/2009	1,285,300	
Disposed	13/01/2009	88,500	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and sales of equity
Nature of interest *	Direct
Direct (units)	173,547,950
Direct (%)	16.3
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	173,547,950
Date of notice *	13/01/2009
Remarks	fsc

SEC, MS

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **22/01/2009 09:03:35 AM**
Submitted by **KUALA LUMPUR KEPONG** on **22/01/2009 02:38:28 PM**
Reference No **KLK-090122-5D27E**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*14/01/2009	*909,700	
Disposed	14/01/2009	484,100	
Acquired	15/01/2009	352,600	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and sales of equity
Nature of interest *	Direct
Direct (units)	174,326,150
Direct (%)	16.37
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	174,326,150
Date of notice *	15/01/2009
Remarks	LSL

SEC, US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **23/01/2009 04:26:12 PM**
Submitted by **KUALA LUMPUR KEPONG** on **23/01/2009 04:41:37 PM**
Reference No **KLK-090123-E5842**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*16/01/2009	*148,100	

Circumstances by reason of which change has occurred *	Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	174,474,250
Direct (%)	16.38
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	174,474,250
Date of notice *	19/01/2009

BURSA MALAYSIA

SEC, LLS

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **29/01/2009 02:57:44 PM**
Submitted by **KUALA LUMPUR KEPONG** on **29/01/2009 05:02:09 PM**
Reference No **KLK-090129-63EE7**
Form Version V3.0

Submitted

Company Information	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*22/01/2009	*203,300	

Circumstances by reason of which change has occurred *	Sales of equity.
Nature of interest *	Direct
Direct (units)	173,992,550
Direct (%)	16.34
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	173,992,550
Date of notice *	22/01/2009

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **29/01/2009 02:51:12 PM**
Submitted by **KUALA LUMPUR KEPONG** on **29/01/2009 05:02:11 PM**
Reference No **KLK-090129-5A5CE**
Form Version V3.0

Submitted

Company Information	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company	
Particulars of substantial Securities Holder	
Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*20/01/2009	*294,700	
Disposed	20/01/2009	250,000	
Acquired	21/01/2009	76,900	
Disposed	21/01/2009	400,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity.
Nature of interest *	Direct
Direct (units)	174,195,850
Direct (%)	16.36
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after	174,195,850

change *	
Date of notice *	21/01/2009
Remarks	fsc

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **30/01/2009 02:22:40 PM**
Submitted by **KUALA LUMPUR KEPONG** on **30/01/2009 04:49:02 PM**
Reference No **KLK-090130-308ED**
Form Version V3.0

Submitted

Company Information	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*23/01/2009	*279,000	
Disposed	23/01/2009	1,000,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity.
Nature of interest *	Direct
Direct (units)	173,271,550
Direct (%)	16.27
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	173,271,550
Date of notice *	23/01/2009

SEC, US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **04/02/2009 04:58:36 PM**
Submitted by **KUALA LUMPUR KEPONG** on **04/02/2009 05:32:40 PM**
Reference No **KLK-090204-14F99**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*28/01/2009	*622,600	
Disposed	28/01/2009	417,700	
Disposed	29/01/2009	1,000,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity.
Nature of interest *	Direct
Direct (units)	172,476,450
Direct (%)	16.2
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	172,476,450
Date of notice *	29/01/2009
Remarks	fsc

SEC, u3

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **06/02/2009 12:49:34 PM**
Submitted by **KUALA LUMPUR KEPONG** on **06/02/2009 02:43:36 PM**
Reference No **KLK-090206-A82AB**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*30/01/2009	*100,200	

Circumstances by reason of which change has occurred *	Purchase of shares on open market.
Nature of interest *	Direct
Direct (units)	172,576,650
Direct (%)	16.2
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	172,576,650
Date of notice *	30/01/2009

3/ [illegible]

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **10/02/2009 03:43:04 PM**
Submitted by **KUALA LUMPUR KEPONG** on **10/02/2009 04:06:58 PM**
Reference No **KLK-090210-A651B**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

RECEIVED 2009 MAR 25 A 6:30

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*03/02/2009	*1,139,800	
Acquired	04/02/2009	1,072,500	

Circumstances by reason of which change has occurred *	Purchase of shares on open market.
Nature of interest *	Direct
Direct (units)	174,788,950
Direct (%)	16.41
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	174,788,950

Date of notice *	04/02/2009
Remarks	fsc

BURSA MALAYSIA

SEC, u;

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **12/02/2009 02:44:32 PM**
Submitted by **KUALA LUMPUR KEPONG** on **12/02/2009 03:24:56 PM**
Reference No **KLK-090212-5096D**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

<u>Particulars of substantial Securities Holder</u>

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

<u>Details of changes</u>

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*05/02/2009	*184,800	
Acquired	06/02/2009	522,800	
Disposed	06/02/2009	250,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity.
Nature of interest *	Direct
Direct (units)	175,246,550
Direct (%)	16.46
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	175,246,550
Date of notice *	06/02/2009
Remarks	fsc

SEC/US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **14/02/2009 11:05:47 AM**
Submitted by **KUALA LUMPUR KEPONG** on **14/02/2009 12:21:19 PM**
Reference No **KLK-090214-10268**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

RECEIVED
2009 MAR 25 A 6:30

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*10/02/2009	*1,544,400	
Disposed	10/02/2009	96,800	
Disposed	10/02/2009	615,000	
Acquired	11/02/2009	384,100	
Disposed	11/02/2009	100,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity and Sales of equity managed by Portfolio Manager.
Nature of interest *	Direct
Direct (units)	176,363,250
Direct (%)	16.56
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	176,363,250
Date of notice *	11/02/2009
Remarks	fsc

BURSA MALAYSIA

Sec, us

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **19/02/2009 03:35:03 PM**
Submitted by **KUALA LUMPUR KEPONG** on **19/02/2009 04:30:54 PM**
Reference No **KLK-090219-9A95F**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*12/02/2009	*526,600	
Acquired	13/02/2009	1,304,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market.
Nature of interest *	Direct
Direct (units)	178,193,850
Direct (%)	16.73
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	178,193,850

Date of notice *	13/02/2009
Remarks	fsc

SEC, US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **23/02/2009 11:14:47 AM**
Submitted by **KUALA LUMPUR KEPONG** on **23/02/2009 12:45:44 PM**
Reference No **KLK-090223-1D585**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*16/02/2009	*1,124,900	
Disposed	17/02/2009	225,100	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity.
Nature of interest *	Direct
Direct (units)	179,093,650
Direct (%)	16.82
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	179,093,650

Date of notice *	17/02/2009
Remarks	fsc

SEC, US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **25/02/2009 12:40:40 PM**
Submitted by **KUALA LUMPUR KEPONG** on **25/02/2009 04:10:37 PM**
Reference No **KLK-090225-9B224**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

RECEIVED 2009 MAR 25 A 6:30

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*18/02/2009	*40,000	
Acquired	19/02/2009	739,400	
Disposed	19/02/2009	347,300	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager, Purchase of shares on open market and Sales of equity.
Nature of interest *	Direct
Direct (units)	179,445,750
Direct (%)	16.85
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	179,445,750
Date of notice *	19/02/2009
Remarks	fsc

SEC 115

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **27/02/2009 12:22:39 PM**
Submitted by **KUALA LUMPUR KEPONG** on **27/02/2009 03:07:37 PM**
Reference No **KLK-090227-80C07**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*20/02/2009	*249,300	
Disposed	20/02/2009	33,500	
Acquired	23/02/2009	303,100	
Disposed	23/02/2009	69,500	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity.
Nature of interest *	Direct
Direct (units)	179,895,150
Direct (%)	16.89
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	179,895,150
Date of notice *	23/02/2009
Remarks	fsc

BURSA MALAYSIA

SEC, US

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **03/03/2009 04:22:31 PM**
Submitted by **KUALA LUMPUR KEPONG** on **03/03/2009 04:47:31 PM**
Reference No **KLK-090303-E01CA**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*24/02/2009	*270,200	
Disposed	24/02/2009	391,000	
Disposed	25/02/2009	69,700	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity.
Nature of interest *	Direct
Direct (units)	179,704,650
Direct (%)	16.87
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	179,704,650
Date of notice *	25/02/2009
Remarks	fsc

BURSA MALAYSIA

SEC, US

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **05/03/2009 12:43:17 PM**
Submitted by **KUALA LUMPUR KEPONG** on **05/03/2009 03:34:04 PM**
Reference No **KLK-090305-9EF98**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

RECEIVED 2009 MAR 25 A 6:30

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*26/02/2009	*265,300	
Acquired	27/02/2009	503,900	
Disposed	27/02/2009	11,000	

Circumstances by reason of which change has occurred *	Sales of equity and Purchase of shares on open market.
Nature of interest *	Direct
Direct (units)	179,932,250
Direct (%)	16.9
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	179,932,250
Date of notice *	27/02/2009
Remarks	fsc

BURSA MALAYSIA

SEC,MS

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **06/03/2009 02:19:45 PM**
Submitted by **KUALA LUMPUR KEPONG** on **06/03/2009 03:09:25 PM**
Reference No **KLK-090306-2C4A6**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*02/03/2009	*1,238,200	
Disposed	02/03/2009	143,000	
Acquired	03/03/2009	120,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity managed by Portfolio Manager.
Nature of interest *	Direct
Direct (units)	181,147,450
Direct (%)	17.01
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	181,147,450
Date of notice *	03/03/2009
Remarks	fsc